FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]   Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_]  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 and Exhibit 2, respectively, is a press release dated March 3, 2005 announcing the upcoming release of its fourth quarter and year-end 2004 results and a related conference call to be broadcast on the Internet on March 8, 2005s and the establishment of a website, respectively, by Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

            None.

Exhibit 1

NEWS RELEASE for March 3, 2005
Contact:    Allen & Caron Inc             Christopher Georgakis, CEO
            Joe Allen (investors)               Excel Maritime Carriers Ltd
            joe@allencaron.com                  +30 210 45 98 692
            Brian Kennedy (media)         excel@otenet.gr
            brian@allencaron.com
            212 691 8087

            EXCEL MARITIME ANNOUNCES DATE OF ITS FOURTH QUARTER
            AND YEAR-END 2004 RESULTS RELEASE AND CONFERENCE CALL

PIRAEUS, GREECE (March 3, 2005) ... Excel Maritime Carriers Ltd (Amex: EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced plans to release its fourth quarter and year-end 2004 results prior to the opening of the US markets on March 8, 2005. At 11:00 a.m. EST that same day, management will host a conference call, which will be broadcast live over the Internet. Those interested in listening to the live webcast may do so by going to www.vcall.com.

   Web participants are encouraged to go to the website at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. The online archive will be available within two hours following the live webcast and will continue for 30 days.

About Excel Maritime Carriers Ltd
---------------------------------

     The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company currently owns and operates a fleet of two Capesize bulk carriers, four Handymax bulk carriers, one Handysize bulk carrier and one Panamax bulk carrier. An additional two Handymax bulk carriers and two Panamax bulk carriers are expected to be delivered within the next two months. After these deliveries (and the delivery of MV Petalis to its buyer) the Company's fleet size will increase to eleven ships representing a total carrying capacity of 702,665 dwt. The Company was incorporated in 1988 under the laws of Liberia. For more information about Excel Maritime Carriers Ltd, please visit www.excelmaritime.com.

Forward Looking Statement
-------------------------

     This press  release  contains  forward-looking  statements  (as  defined in
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Exhibit 2

NEWS RELEASE for March 3, 2005
Contact:    Allen & Caron Inc             Christopher Georgakis, CEO
            Joe Allen (investors)               Excel Maritime Carriers Ltd
            joe@allencaron.com                  +30 210 45 98 692
            Brian Kennedy (media)         excel@otenet.gr
            brian@allencaron.com
            212 691 8087

                         EXCEL MARITIME LAUNCHES WEBSITE

PIRAEUS, GREECE (March 3, 2005) . . . . Excel Maritime Carriers Ltd (Amex:EXM),
a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced that it has launched an informational website at www.excelmaritime.com. The website contains information on the Company's fleet, management and operations, as well as information for investors and links to Company filings, news releases, and stock trading details provided by the American Stock Exchange.

     CEO Christopher Georgakis commented, "We have launched our new website in an effort to be more transparent to investors and to those interested in Excel Maritime. We intend to keep the information on the Excel Maritime site up to date, and look forward to providing this information source on our Company."

About Excel Maritime Carriers Ltd
---------------------------------

     The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company currently owns and operates a fleet of two Capesize bulk carriers, four Handymax bulk carriers, one Handysize bulk carrier and one Panamax bulk carrier. An additional two Handymax bulk carriers and two Panamax bulk carriers are expected to be delivered within the next two months. After these deliveries the Company's fleet size will increase to eleven ships representing a total carrying capacity of 738,647 dwt. The Company was incorporated in 1988 under the laws of Liberia.

The following table represents the existing fleet together with the new acquisitions:

Existing Fleet
--------------
                                   Year
Name                       dwt     Built     Type

Fighting Lady              146,313 1983      Capesize
Almar I                    107,140 1979      Capesize
Lady                        41,090 1985      Handymax
Lucky Lady                  27,422 1975      Handysize
Petalis                     35,982 1975      Handymax   Agreed to sell
Swift                       37,687 1984      Handymax
Goldmar                     39,697 1984      Handymax
Isminaki                    74,577 1998      Panamax
-----------------------------------
===================================
Total                      509,908
===================================

New Acquisitions
----------------
                                   Year
Name                       dwt     Built     Type      Expected
                                                       Delivery

Marybelle                   42,552 1987      Handymax  03.15.2005
First Endeavor              69,111 1994      Panamax   04.15.2005
Galateia (TBR "Birthday")   71,504 1993      Panamax   04.20.2005
Seaboni (TBR "Emerald")     45,572 1998      Handymax  (late 04/05)
-----------------------------------
Total                      228,739
===================================

Grand Total (including
Petalis)                   738,647


Forward Looking Statement
-------------------------

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  March 4, 2005                    By: /s/ Christopher J. Georgakis
                                            ----------------------------
                                                 Christopher J. Georgakis
                                                 President and
                                                 Chief Executive Officer


02545.0001 #552978